Notice of Exempt Solicitation

NAME OF REGISTRANT: Costco Wholesale Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

December 13, 2022

Dear Costco Wholesale Corporation Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, which asks the Company to assess risks and costs by state policies that restrict reproductive rights. The Proposal makes the following request:

Resolved: Shareholders request that Costco's Board of Directors issue a public report within 6 months of the 2023 annual meeting date, omitting confidential and privileged information and at reasonable expense, detailing any known or potential risks and costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	The overturning of Roe v. Wade has restricted access to abortion care in states where Costco has operations, with more restrictions likely.

Reproductive rights are under siege in the United States. Following the Supreme Court’s overturning of Roe V. Wade in June 2022 with the Dobbs decision, most abortions are now banned in at least 13 states and are severely restricted in 5 additional states. Abortion restrictions are at risk in another 10 states as legal battles persist.1

In its opposition statement, Costco discloses that it believes about one-third of its employees live in states that severely restrict abortion availability. With approximately 140,000 women within Costco’s workforce, this is a significant number of employees already impacted, and at risk of being impacted in the future, by abortion restrictions. Costco must assess and mitigate abortion restrictions that may negatively impact its workforce.

_____________________________

1 https://www.nytimes.com/interactive/2022/us/abortion-laws-roe-v-wade.html

2.	The loss of access to abortion care may disrupt or prevent employees from remaining in the workforce.

Abortion restrictions ultimately hurt businesses, as women with limited abortion access are more likely to drop out of the workforce. Women who cannot access abortion when needed are three times more likely to be unemployed and four times more likely to have a household income below the federal poverty level.2 The Institute for Women’s Policy Research estimates that 505,000 more women, aged 15–44, would enter the workforce nationally if all state-level abortion restrictions were eliminated. The Institute estimates that such restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnovers and time off rates.3

3.	The loss of access to abortion care may hinder companies from being able to attract talent.

Abortion restrictions also impact companies’ ability to attract talent in those states. A national survey of 3,500+ college-educated workers conducted in 2021 showed that majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, like Texas’ SB 8.4 Another national survey of 2,210 adults conducted by Morning Consult found that by a 2:1 margin, employed adults would prefer to live in a state where abortion is legal and accessible. The results skew higher for millennials and Gen Z.5 This has implications for Costco’s ability to recruit workers to work in states with restrictive laws.

Board Opposition Statement

1.	While we applaud our company for their competitive wages and benefits, these offerings do not render the proposal’s request unnecessary.

In the opposition statement, the Board lists its efforts to create stability in the workforce. While we celebrate our company’s success in retaining both long-term talent and female talent, our Company and its employees are now working in a dramatically new legal environment, with consequences for family planning, talent pool mobility and career options. In this post-Roe environment, Costco must consider how to continue to attract and retain female employees, especially in states with limited or restricted abortion access. Our proposal is clear in its request of Costco to assess how new state policies impact their employees and consider efforts to reduce potential risks and costs of these policies to the business.

2.	Costco’s statement that its reproductive healthcare benefits are responsive to its employees’ needs is questionable, and does not render the proposal’s request unnecessary.

We applaud our Company’s provision of several reproductive healthcare benefits including contraception and family planning and travel and lodging reimbursements for those who must travel to receive an abortion. However, this proposal is requesting the Company evaluate the potential negative impact of state policies on female workers, and ways to mitigate these negative impacts. Costco’s current reproductive healthcare benefits do not fully protect our Company from the risks associated with state policies restricting abortions.

_____________________________

2 bit.ly/37qrmMw

3 https://iwpr.org/costs-of-reproductive-health-restrictions

4 https://bit.ly/3F0JusI

5 https://www.forbes.com/sites/maggiemcgrath/2022/05/07/these-are-the-us-companies-offering-abortion-related-benefits/?sh=50f2a78676ea

Travel and lodging reimbursements certainly help female employees living in restricted states, yet these women still face additional barriers to receiving an abortion. This  proposal requests our Company consider all the risks associated with the current political environment, as it relates to abortion, and consider ways to mitigate these risks. Risk mitigation might include “public policy advocacy by the company, related political contributions policies, and human resources or educational strategies” that would help protect women from abortion restrictions.

In any event, Costco’s insurance coverage and its travel assistance extends only to those seeking abortions defined as “medically necessary,” a definition which excludes the majority of terminations, which are undertaken electively.

The Board states that Costco has not received “concerns about the scope of our insurance coverage for abortion and contraception.” It would be unwise, however, to interpret a lack of direct feedback as an indication of approval or satisfaction on the part of employees. Abortion is a stigmatized topic and a risky one to broach in the workplace, particularly in a time of heightened threats to privacy posed by digital surveillance and security breaches, and in some cases overreaching demands for data from law enforcement agencies. For example, in 2022 Meta satisfied a Nebraska police warrant demanding access to private Facebook messages from a mother facing felony charges for allegedly helping her daughter terminate pregnancy.6 In 2018, even prior to the Dobbs decision, 6 in 10 women paid for an abortion out of pocket, indicating a preference for privacy.7 This figure is sure to grow after the Dobbs decision, as women fear for their privacy and potential prosecution in some states. Costco’s workers deserve the company’s full support as they make healthcare decisions that are right for them.

3.	The Board also states that the proposal would “impose unnecessary burdens without any benefits,” yet there are practical steps Costco could take to satisfy the concerns in the proposal.

Costco could satisfy the proposal’s request by providing answers to a series of questions that arise from our concerns:

•	How might impending changes in the reproductive health care environment affect our employees?
•	How might impending changes in the reproductive health care environment affect the talent pool in the states where we conduct business?
•	How might our ability to meet the reproductive health care needs of our employees change in the near future?
•	Does Costco need to improve any aspects of our reproductive health care insurance or benefits to respond to the dramatically changing environment for women’s health care?
•	Would our company benefit by advocating for less restrictive public policies concerning access to reproductive health care?

_____________________________

6 https://www.npr.org/2022/08/12/1117092169/nebraska-cops-used-facebook-messages-to-investigate-an-alleged-illegal-abortion

7 https://www.guttmacher.org/gpr/2018/06/restrictions-private-insurance-coverage-abortion-danger-abortion-access-and-better-us

Costco overcomplicates our request when we are simply asking for an evaluation of the above questions. Shareholders will benefit from knowing how the Company is assessing the impact of abortion restrictions that will have direct and indirect impacts upon employees, their families, work colleagues and the Company as a whole.

Conclusion

For all the reasons provided above, we strongly urge you to support Proposal 5. This proposal is best viewed as a transparency and accountability mechanism to produce an internal review by the Board of risks associated with enacted and proposed state policies limiting abortion. This internal review will give our Company an opportunity to adopt new strategies and mitigate these risks.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 5 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.